UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 September 2007

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Result of EGM 14 September 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 14, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: September 14, 2007                            By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                                  BARCLAYS PLC

                                                               14 September 2007

          Barclays shareholders approve proposed merger with ABN AMRO

Barclays PLC announces that all the resolutions put forward at today's Extraordinary General Meeting and Ordinary Shareholder Class Meeting were passed. Each of the resolutions was passed by a majority of at least 90% per cent of the votes cast.

                   Barclays PLC Extraordinary General Meeting

A poll was held on each of the resolutions proposed at the Extraordinary General Meeting held on 14 September 2007. The results of the polls are:

Resolutions                                      For       Against          Vote
                                                                        Withheld

   1   To approve the proposed merger  3,559,427,346   412,793,299    81,274,763
                                               (90%)         (10%)

   2   To approve the creation of      3,602,174,764   365,532,817    85,787,827
       preference shares                       (91%)          (9%)

   3   To renew the authority given    3,710,293,360   335,843,605     7,358,443
       to the Directors to allot               (92%)          (8%)
       securities
   4   To renew the authority given    3,629,869,643   412,458,745    11,167,020
       to Directors to allot equity            (90%)         (10%)
       securities for cash other than
       on a pro-rata basis to
       shareholders and to sell
       treasury shares

   5   To renew the Company's          3,916,978,449   125,955,507    10,561,452
       authority to purchase its own           (97%)          (3%)
       shares

   6   To cancel the share premium     3,884,254,496   132,487,550    36,753,362
       account                                 (97%)          (3%)


               Barclays PLC Class Meeting of Ordinary Shareholders

A poll was held on the resolution proposed at the Class Meeting of Ordinary Shareholders held on 14 September 2007. The result of the poll is:

Resolutions                                      For       Against          Vote
                                                                        Withheld

   1   To approve the passing and      3,546,686,678   328,476,700    86,443,047
       implementation of Resolution 2          (92%)          (8%)
       at the Extraordinary General
       Meeting relating to the
       preference shares and to
       consent to any resulting change
       in the rights of ordinary
       shares


For further information please contact


Investor Relations                 Media Relations
Mark Merson                        Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752               +44 (0) 20 7116 6132/6586


Other information

Important Information
This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer
1995).

The Offer is being made into The Netherlands, the United Kingdom, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well as any other jurisdiction where the Offer is capable of being lawfully made in compliance with local laws (together the ''Offer Jurisdictions'') but the Offer is not being made, directly or indirectly, in or into Italy, Japan or any other jurisdiction (other than the Offer Jurisdictions) where the making of this Offer is not in compliance with local laws (such a jurisdiction, a ''Restricted Jurisdiction'') and may not be accepted from within any of the Restricted Jurisdictions (except for Italy) where the making of this Offer is not in compliance with local laws.

Consequently this announcement is not for distribution, directly or indirectly, in or into, any Restricted Jurisdiction. This announcement shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The availability of the Offer to persons not resident in the Offer Jurisdictions may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

Accordingly, copies of the Offer documentation are not being, and must not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Italy, Japan or any other Restricted Jurisdiction and all such persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute, forward or transmit them in, into or from Italy, Japan or any other Restricted Jurisdiction. Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer documentation and should inform themselves about and observe any applicable requirements before taking any action.

The Offer has not received clearance from the Commissione Nazionale per le Societ'a e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 February 1998). Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the Offer by ABN AMRO shareholders and/or ABN AMRO ADS holders based in Italy will be contrary to Italian laws and regulations. Application for authorisation by the relevant Italian authorities for the launching of an offer for ABN AMRO shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian ABN AMRO shareholders and/or ABN AMRO ADS holders are hereby notified that, to the extent such ABN AMRO shareholders and/or ABN AMRO ADS holders are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorization has been obtained from the Italian authorities, the Offer is not made in or into Italy, as such would not be in compliance with local laws. Neither the Offer documentation nor any other offering materials related to the Offer or the ABN AMRO shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.

SEC Filings
In connection with the proposed business combination transaction between ABN AMRO Holding N.V. ("ABN AMRO") and Barclays PLC ("Barclays"), Barclays has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 ("Form F-4"), which includes the Barclays offer document/ prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and has filed and will file other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9 and has filed and will file other relevant materials. Barclays has mailed the offer document/ prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other Barclays filings without charge, at the SEC's website (www.sec.gov). Copies of such documents may also be obtained from Barclays without charge.